EP ENERGY LLC

EVEREST ACQUISITION FINANCE INC.
1001 Louisiana Street
Houston, Texas 77002

June 30, 2015

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549

EP Energy LLC

Everest Acquisition Finance Inc.

EP Energy Global LLC

EP Energy Management, L.L.C.

EP Energy Resale Company, L.L.C.

EP Energy Gathering Company, L.L.C.

EP Energy E&P Company, L.P.

Crystal E&P Company, L.L.C.

Registration Statement on Form S-4 (File Nos. 333-205191, 333-205191-07, 333-205191-05, 333-205191-04, 333-205191-03, 333-205191-02, 333-205191-06, 333-205191-01)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, EP Energy LLC, a Delaware limited liability company (the “Company”), Everest Acquisition Finance Inc., a Delaware corporation (together with the Company, the “Issuers”), and certain of the Company’s subsidiaries (the “Guarantors” and together with the Issuers, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to July 2, 2015 at 3:00 p.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, each of the Registrants represents and acknowledges that:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Catherine L. Goodall (212-373-3919) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

EP Energy LLC
Everest Acquisition Finance Inc.
EP Energy Global LLC
EP Energy Management, L.L.C.
EP Energy Resale Company, L.L.C.
EP Energy Gathering Company, L.L.C.
EP Energy E&P Company, L.P.
Crystal E&P Company, L.L.C.

		By:	/s/ Marguerite N. Woung-Chapman
Name: Marguerite N. Woung-Chapman, Esq.
Title: Senior Vice President, General Counsel & Corporate Secretary

cc:	Catherine L. Goodall, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP